FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2003

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________).

Enclosure:

Acambis plc — additional listing
Director shareholding

Director shareholding
SIGNATURE

Acambis plc — additional listing

Acambis plc (“the Company”)

Application has been made to the UK Listing Authority of the FSA, and to the London Stock Exchange for the block listing of 437,883 Ordinary Shares of 10p each, ranking pari passu with the existing Ordinary Shares, to the Official List.

These shares will be issued pursuant to the Acambis 1995 Unapproved Share Option Scheme.

Director shareholding

Cambridge, UK — 23 June 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces a transaction involving an increase in a director’s shareholding in Acambis.

On 23 June 2003, Dr John Brown, Chief Executive Officer, exercised options over a total of 16,681 shares at 180p per share. At the same time, he sold 12,300 of these shares at 361p per share in order to fund the cost of exercising the options and to satisfy the taxation liabilities arising from share option exercises. Following these transactions, Dr Brown’s shareholding in Acambis increased from 479,746 to 484,127 shares representing approximately 0.46% of Acambis’ issued ordinary share capital, of which 4,648 shares are held by the Trustees of Acambis Employees’ Trust on behalf of Dr Brown.

-ends-

Enquiries:

Acambis plc Lyndsay Wright, Director of Communications	Tel: +44 (0) 1223 275 300

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 June 2003	ACAMBIS PLC

By:	/s/ Lyndsay Wright

Name: Lyndsay Wright Title: Director of Communications